UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on the Results of the Stock Swap

Note: Capitalized terms without definitions herein have the meanings ascribed to them in the Prospectus filed with the Securities and Exchange Commission under cover of Form CB on September 21, 2016.

I.	Schedule

A comprehensive stock swap (the “Stock Swap”) pursuant to which common shares of Hyundai Securities Co., Ltd. (“Hyundai Securities”) will be exchanged for common shares of KB Financial Group Inc. (“KB Financial Group”) will proceed in accordance with Article 62-2 of the Financial Holding Company Act, Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FSCMA”), Article 176-6 of the Enforcement Decree of the FSCMA and Articles 360-2 to 360-14 of the Korean Commercial Code (the “KCC”).

The Stock Swap will proceed as a small-scale stock swap for KB Financial Group. Accordingly, an approval by the board of directors will replace an approval of the general meeting of shareholders and no appraisal rights are granted to the dissenting shareholders of KB Financial Group.

The Stock Swap will proceed as an ordinary stock swap for Hyundai Securities, which requires an approval by the general meeting of shareholders. Appraisal rights are granted to the dissenting shareholders of Hyundai Securities.

Event		KB Financial Group	Hyundai Securities
Date of the board resolution		August 2, 2016	August 2, 2016
Public announcement of the record date and the closure of the shareholder register		August 2, 2016 (Public announcement by KB Financial Group of the record date for the notice of opposition to small-scale stock swap pursuant to Article 360-10 of the KCC)	September 1, 2016
Date of the Stock Swap Agreement		August 2, 2016	August 2, 2016
Record date		August 12, 2016	September 9, 2016
Notice of convening of a general meeting of shareholders		—	September 23, 2016
Public announcement or notice of small-scale stock swap		August 9, 2016	—
Closure of the shareholder register	Start date	August 13, 2016	September 10, 2016
	End date	August 18, 2016	September 13, 2016
Dissent filing period	Start date	August 9, 2016	August 2, 2016
	End date	August 22, 2016	October 3, 2016
Date of the board resolution or the resolution of the general meeting of shareholders for approval of the Stock Swap		October 4, 2016 (Meeting of the board of directors)	October 4, 2016 (Extraordinary meeting of shareholders)
Appraisal right exercise period	Start date	—	October 4, 2016
	End date	—	October 14, 2016
Date of submission of old share certificates and public announcement/notice of invalidation by the entity that will become the wholly-owned subsidiary		—	October 7, 2016
Date of payment of share purchase price to dissenting shareholders exercising appraisal rights		—	October 17, 2016
End date for submission of old share certificates		—	October 18, 2016
Stock Swap Date		October 19, 2016	October 19, 2106
Trading suspension period for shares of Hyundai Securities		—	October 17 – 31, 2016
Expected registration date of the Stock Swap		October 20, 2016	—
Expected date of listing application for new shares		October 24, 2016	—
Expected date of delivery of new share certificates		October 31, 2016	—
Expected listing of new shares and delisting of shares of Hyundai Securities		November 1, 2016	November 1, 2016

1.	The schedule above is the expected schedule as of October 19, 2016 and may change subject to consultation with or approval by the relevant authorities or consultation between the contracting parties.
2.	The schedule above is an accelerated stock swap schedule in accordance with Article 62-2 of the Financial Holding Company Act, and certain dates are accelerated compared to a stock swap schedule in accordance with the KCC. Pursuant to Article 62-2 of the Financial Holding Company Act, the exercise of appraisal rights may occur within 10 days from the date of resolution of the general meeting of the shareholders, and pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act, the public announcement and notice regarding the submission and invalidation of old share certificates held by the shareholders of Hyundai Securities may be accelerated to 5 days prior to the Stock Swap Date.

II.	Share Ownership of the Largest Shareholder

1.	Changes in Share Ownership of the Largest Shareholders Before and After the Stock Swap

Classification	Shares Owned Before the Stock Swap		Shares Owned After the Stock Swap
	KB Financial Group	Hyundai Securities	KB Financial Group	Hyundai Securities
Name of the largest shareholder	Korean National Pension Service (Korean National Pension Fund)	KB Financial Group	Korean National Pension Service (Korean National Pension Fund)	KB Financial Group
Total number of shares owned by the largest shareholder	36,826,207 shares	70,096,280 shares	40,655,531 shares	236,612,530 shares
Percentage of shareholding of the largest shareholder	9.53%	29.62%	9.72%	100%

1.	All of the shares of KB Financial Group and Hyundai Securities before and after the Stock Swap are registered common shares.
2.	The number of shares of KB Financial Group owned by the Korean National Pension Service after the Stock Swap was calculated by adding 36,826,207 shares of KB Financial Group owned by the Korean National Pension Service before the Stock Swap (as of August 12, 2016) and 3,829,324 new shares of KB Financial Group to be allotted to the Korean National Pension Service pursuant to the Stock Swap (as of September 9, 2016, calculated by multiplying the swap ratio to 20,077,073 shares of Hyundai Securities owned by the Korean National Pension Service before the Stock Swap).
3.	The percentage of shareholding of the largest shareholder of KB Financial Group after the Stock Swap may change due to fractional shares resulting from the allotment of new shares of KB Financial Group.

2.	Planned Sale of Shares by the Largest Shareholder After the Stock Swap

Such matter pertains to the business strategy of KB Financial Group and there are currently no such plans.

3.	Restrictions on Disposals of Shares Owned by the Largest Shareholder After the Stock Swap

Not applicable

III.	Matters Relating to Appraisal Rights

1.	Share Purchase Price and Calculation Method

A.	Common Shares of KB Financial Group

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

B.	Common Shares of Hyundai Securities

Hyundai Securities’ proposed purchase price for consultation	KRW6,637
Calculation criteria	Calculated in accordance with the method prescribed by paragraph (3)-1 of Article 62-2 of the Financial Holding Company Act and paragraph (1) of Article 33-2 of its Enforcement Decree, as well as paragraph (3)-1 of Article 176-7 of the Enforcement Decree of the FSCMA.

If no agreement is reached on the share purchase price

(1)    Pursuant to paragraph (4) Article 62-2 of the Financial Holding Company Act, if the company or shareholders holding at least 30% of the number of shares in respect of which appraisal rights have been exercised opposes the share purchase price proposed by the company, such company or shareholders concerned may file an application for the adjustment of the share purchase price with the FSC 10 days prior (Friday, November 4, 2016) to the payment date of the share purchase price.

(2)    Pursuant to paragraph (3) of Article 165-5 of the FSCMA, if the company or a shareholder exercising appraisal rights contests the share purchase price proposed by the company, it may request a court to determine the share purchase price. With respect to whether a court may be requested to determine the share purchase price, please note that the courts may interpret paragraph (3) of Article 62-2 of the Financial Holding Company Act differently.

1.	In the event that the shareholders contesting the above expected share purchase price apply for an adjustment of the share purchase price with the FSC or request a court to determine the share purchase price, such application or request will not affect the Stock Swap procedures and the purchase price determined by such application or request shall have effect only with respect to those shareholders who had made such application or request.

[Method of Determination of the Expected Share Purchase Price]

(Calculation date: August 1, 2016)

Item	Amount (KRW)	Calculation Period
1 Volume weighted average of the closing prices of Hyundai Securities common shares for the most recent two-month period	6,472	June 2, 2016 — August 1, 2016
2 Volume weighted average of the closing prices of Hyundai Securities common shares for the most recent one-month period	6,604	July 2, 2016 — August 1, 2016
3 Volume weighted average of the closing prices of Hyundai Securities common shares for the most recent one-week period	6,834	July 26, 2016 — August 1, 2016
Share Purchase Price [(①+②+③)/3]	6,637	—

The table below shows the closing prices and trading volumes for the two-month period preceding the calculation date of August 1, 2016.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price x Trading Volume (KRW)
June 2, 2016 (Thu)	6,460	1,046,348	6,759,408,080
June 3, 2016 (Fri)	6,500	953,966	6,200,779,000
June 7, 2016 (Tue)	6,730	1,440,600	9,695,238,000
June 8, 2016 (Wed)	6,710	1,350,803	9,063,888,130
June 9, 2016 (Thu)	6,810	2,357,531	16,054,786,110
June 10, 2016 (Fri)	6,790	1,318,198	8,950,564,420
June 13, 2016 (Mon)	6,580	1,385,332	9,115,484,560
June 14, 2016 (Tue)	6,580	1,793,740	11,802,809,200
June 15, 2016 (Wed)	6,470	990,996	6,411,744,120
June 16, 2016 (Thu)	6,320	1,417,129	8,956,255,280
June 17, 2016 (Fri)	6,380	727,054	4,638,604,520
June 20, 2016 (Mon)	6,470	939,061	6,075,724,670
June 21, 2016 (Tue)	6,470	562,736	3,640,901,920
June 22, 2016 (Wed)	6,540	1,310,031	8,567,602,740
June 23, 2016 (Thu)	6,650	978,792	6,508,966,800
June 24, 2016 (Fri)	6,270	19,943,185	125,043,769,950
June 27, 2016 (Mon)	6,150	1,892,148	11,636,710,200
June 28, 2016 (Tue)	6,210	1,275,428	7,920,407,880
June 29, 2016 (Wed)	6,270	1,144,815	7,177,990,050
June 30, 2016 (Thu)	6,260	614,810	3,848,710,600
July 1, 2016 (Fri)	6,360	780,608	4,964,666,880
July 4, 2016 (Mon)	6,340	660,656	4,188,559,040
July 5, 2016 (Tue)	6,330	719,567	4,554,859,110
July 6, 2016 (Wed)	6,210	1,291,183	8,018,246,430
July 7, 2016 (Thu)	6,270	583,704	3,659,824,080
July 8, 2016 (Fri)	6,210	806,113	5,005,961,730
July 11, 2016 (Mon)	6,390	1,117,011	7,137,700,290
July 12, 2016 (Tue)	6,380	832,356	5,310,431,280
July 13, 2016 (Wed)	6,450	1,332,607	8,595,315,150
July 14, 2016 (Thu)	6,460	1,008,534	6,515,129,640
July 15, 2016 (Fri)	6,550	1,673,521	10,961,562,550
July 18, 2016 (Mon)	6,630	1,195,638	7,927,079,940
July 19, 2016 (Tue)	6,580	854,243	5,620,918,940
July 20, 2016 (Wed)	6,630	1,019,119	6,756,758,970
July 21, 2016 (Thu)	6,670	1,037,354	6,919,151,180
July 22, 2016 (Fri)	6,760	1,269,187	8,579,704,120
July 25, 2016 (Mon)	6,800	1,504,675	10,231,790,000
July 26, 2016 (Tue)	6,840	1,136,245	7,771,915,800
July 27, 2016 (Wed)	6,820	1,270,644	8,665,792,080
July 28, 2016 (Thu)	6,720	1,141,727	7,672,405,440
July 29, 2016 (Fri)	6,880	2,428,427	16,707,577,760
August 1, 2016 (Mon)	6,860	1,202,848	8,251,537,280
A. Volume weighted average of the closing prices for the most recent two-month period			6,472
B. Volume weighted average of the closing prices for the most recent one-month period			6,604
C. Volume weighted average of the closing prices for the most recent one-week period			6,834
D. Share purchase price based on arithmetic mean [(A+B+C)/3]			6,637

2.	Exercise of Appraisal Rights

A.	KB Financial Group

With respect to KB Financial Group, the Stock Swap will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

B.	Hyundai Securities

Company name	Proposed share purchase price	Appraisal right exercise period	Shareholder exercising appraisal rights	Repurchased shares (common shares)	Payment[1] (KRW)	Payment date of share purchase price	Source of payment
Hyundai Securities	KRW6,637 per common share	October 4–14, 2016	65 individual shareholders	18,311	121,530,107	October 17, 2016	Available funds
			Deutsche Bank AG	170,177	1,129,464,749
Total	—	—	66 shareholders	188,488	1,250,994,856	—	—

1.	Based on the share purchase price proposed by Hyundai Securities.

3.	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

KB Financial Group plans to allot newly issued common shares of KB Financial Group for treasury shares acquired by Hyundai Securities as a result of the exercise of appraisal rights by dissenting shareholders of Hyundai Securities. Hyundai Securities must dispose of common shares of KB Financial Group so allotted within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group, as well as a dilutive effect on the share ownership percentages of the existing shareholders of KB Financial Group.

IV.	Matters Relating to Creditor Protection

Not applicable

V.	Legal Proceedings

As of the Stock Swap Date, there are no legal proceedings involving KB Financial Group or Hyundai Securities the outcome of which may have a material adverse effect on the effectiveness of the Stock Swap.

VI.	Matters Relating to Allotment of New Shares

1.	Allotment of New Shares

On the Stock Swap Date (October 19, 2016 00:00), KB Financial Group plans to allot to the shareholders registered in the shareholder register of Hyundai Securities (other than KB Financial Group), 0.1907312 newly issued common share of KB Financial Group (par value KRW5,000 per share, expected to be delivered on October 31, 2016) for each common share of Hyundai Securities (par value KRW5,000 per share) held by such shareholders. In connection therewith, common shares of Hyundai Securities held by such shareholders who will be allotted newly issued common shares of KB Financial Group pursuant to the Stock Swap are expected to be transferred to KB Financial Group on the Stock Swap Date. In addition, KB Financial Group plans to allot newly issued common shares of KB Financial Group for treasury shares held by Hyundai Securities (including shares purchased as a result of the exercise of appraisal rights by dissenting shareholders of Hyundai Securities).

The total number of common shares that are expected to be newly issued and allotted to shareholders of Hyundai Securities (other than KB Financial Group) is 31,759,844 common shares of KB Financial Group.

2.	Treatment of Fractional Shares Resulting from Allotment of New Shares

In respect of any resulting fractional shares, KB Financial Group expects to pay in cash to the relevant shareholders of Hyundai Securities, within one month from the Stock Swap Date, an amount calculated based on the closing price of the newly issued common shares of KB Financial Group on the first day of trading of such shares on the KRX KOSPI Market of the Korea Exchange.

3.	Payment of Additional Consideration

Other than the distribution of common shares of KB Financial Group to shareholders of Hyundai Securities (in exchange for common shares of Hyundai Securities) in accordance with the swap ratio and the payment for fractional shares, no additional consideration will be paid with respect to the Stock Swap.

4.	Compensation for Specific Shareholders

There will be no direct or indirect additional compensation, such as payment of special consideration by one party or its specially-related parties to specific shareholders of the counterparty, in connection with the Stock Swap.

VII.	Summary of Financial Information Before and After the Stock Swap

[KB Financial Group]

(Unit: KRW millions)

Items	Before the Stock Swap	After the Stock Swap	Change Increase / (Decrease)
Cash and due from financial institutions	33,280	33,280	—
Financial assets at fair value through profit or loss	201,843	201,843	—
Loans	—	—	—
Investments in subsidiaries	18,557,566	19,684,214	1,126,648
Investment in associates	2,232,915	2,232,915	—
Property and equipment	479	479	—
Intangible assets	8,348	8,348	—
Deferred income tax assets	2,666	2,666	—
Other assets	297,786	297,786	—
Total assets	21,334,883	22,461,531	1,126,648
Debts	85,000	85,000	—
Debentures	2,745,173	2,745,173	—
Net defined benefit liabilities	1,721	1,721	—
Current income tax liabilities	210,761	210,761	—
Other liabilities	89,526	89,526	—
Total liabilities	3,132,181	3,132,181	—
Share capital	1,931,758	2,090,557	158,799
Capital surplus	13,513,809	14,481,658	967,849
Accumulated other comprehensive income	(5,035)	(5,035)	—
Retained earnings	3,062,176	3,062,176	—
Treasury shares	(300,006)	(300,006)	—
Total equity	18,202,702	19,329,350	1,126,648
Total liabilities and equity	21,334,883	22,461,531	1,126,648

1.	The above statement of the financial position before the Stock Swap is derived from the separate statement of financial position of KB Financial Group as of June 30, 2016.

2.	The above statement of financial position after the Stock Swap reflects only (i) the new shares of KB Financial Group to be issued pursuant to the Stock Swap and (ii) the increase in the number of common shares of Hyundai Securities that KB Financial Group will own after the Stock Swap, and does not reflect any changes that are currently difficult to predict.
3.	The fair market value (fair value as of the Stock Swap Date) of the new shares of KB Financial Group is assumed to be KRW35,474, which was the reference share price used in calculating the swap ratio.
4.	The above statement was prepared based on estimates and may differ from the actual statement of financial position prepared in accordance with K-IFRS.

[Hyundai Securities]

*	The summary financial information below differs partially from the information disclosed in the Prospectus submitted on September 21, 2016 in connection with the Stock Swap.

The main reason for the difference:

Information relating to the actual exercise of appraisal rights by the dissenting shareholders of Hyundai Securities, which was not available when the Prospectus was submitted, has been reflected to provide the investors with more accurate information.

(Unit: KRW)

Subject	Before the Stock Swap	After the Stock Swap	Change Increase / (Decrease)
Cash and deposits	1,963,741,408,599	1,962,490,413,743	(1,250,994,856)
Financial assets at fair value through profit or loss	13,437,790,931,142	13,437,790,931,142	—
Derivative financial assets	471,336,969,132	471,336,969,132	—
Available-for-sale financial assets	2,765,039,486,897	2,765,039,486,897	—
Held-to-maturity financial assets	10,000,000,000	10,000,000,000	—
Investments in subsidiaries	883,741,036,454	883,741,036,454	—
Investments in associates	5,837,000,000	5,837,000,000	—
Loans	2,203,949,466,119	2,203,949,466,119	—
Property and equipment	124,509,150,329	124,509,150,329	—
Investment property	53,576,568,229	53,576,568,229	—
Intangible assets	58,709,557,680	58,709,557,680	—
Current tax assets	26,465,640,397	26,465,640,397	—
Deferred tax assets	—	—	—
Other financial assets	1,135,069,399,518	1,135,069,399,518	—
Other non-financial assets	33,555,597,668	33,555,597,668	—
Assets held for sale	25,000,000,000	25,000,000,000	—
Total assets	23,198,322,212,164	23,197,071,217,308	(1,250,994,856)
Deposits received	1,980,004,348,446	1,980,004,348,446	—
Financial liabilities at fair value through profit or loss	7,891,881,429,683	7,891,881,429,683	—
Derivative financial liabilities	755,043,525,828	755,043,525,828	—
Borrowing	8,170,935,530,752	8,170,935,530,752	—
Current tax liabilities	—	—	—
Net defined benefit liabilities	9,733,901,000	9,733,901,000	—
Deferred tax liabilities	6,081,394,192	6,081,394,192	—
Provisions	2,599,584,394	2,599,584,394	—
Other financial liabilities	1,021,779,552,858	1,021,779,552,858	—
Other non-financial liabilities	50,156,660,452	50,156,660,452	—
Total liabilities	19,888,215,927,605	19,888,215,927,605	—
Capital stock	1,183,062,650,000	1,183,062,650,000	—
Other paid-in capital	1,023,036,247,788	1,021,785,252,932	(1,250,994,856)
Retained earnings	966,654,628,458	966,654,628,458	—
Elements of other shareholders’ equity	137,352,758,313	137,352,758,313	—
Total equity	3,310,106,284,559	3,308,855,289,703	(1,250,994,856)
Total liabilities and equity	23,198,322,212,164	23,197,071,217,308	(1,250,994,856)

1.	The above statement of the financial position before the Stock Swap is derived from the separate statement of financial position of Hyundai Securities as of June 30, 2016.
2.	The statement of financial position after the Stock Swap reflects changes resulting from the exercise of appraisal rights by the dissenting shareholders of Hyundai Securities.
3.	Unlike a merger, the two parties to a comprehensive stock swap continue to exist after the stock swap. The statement of financial position of Hyundai Securities, which will become a wholly-owned subsidiary, is not affected by the Stock Swap.
4.	The above statement was prepared based on estimates and may differ from the actual statement of financial position prepared in accordance with K-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 19, 2016	By: /s/ Jungsoo Huh
(Signature)
	Name:	Jungsoo Huh
	Title:	Senior Managing Director